================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                November 28, 2006

                                   ----------

                       Commission File Number: 333-130901

                                   ----------

                                 MACRO BANK INC.
             (Exact name of registrant as specified in its Charter)

                                   ----------

                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

                                   ----------

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   [X]     Form 40-F   [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Yes         [ ]     No          [X]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                      Yes         [ ]     No          [X]

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes         [ ]     No          [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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

INTRODUCTION

Attached is furnished six month and nine month information for Banco Macro S.A. ("Banco Macro"). References to "we," "our," "us" or "the bank" mean Banco Macro S.A. and its consolidated subsidiaries, excluding our newly acquired subsidiary Nuevo Banco Bisel S.A. ("Nuevo Banco Bisel").

NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2005

The disclosure includes consolidated comparisons and, in some cases, also standalone comparisons of Banco Macro without consolidating Banco del Tucuman S.A. ("Banco del Tucuman") and Nuevo Banco Bisel in order to permit period-to-period comparisons, considering that Banco del Tucuman was acquired in May 2006 and Nuevo Banco Bisel was acquired in August 2006.

The following table sets forth certain components of our income statement for the nine-month periods ended September 30, 2005 and 2006:

                                                          NINE MONTHS ENDED SEPTEMBER 30,
                                                   ---------------------------------------------
AMOUNTS IN ACCORDANCE WITH CENTRAL BANK RULES          2005            2006            2006
----------------------------------------------     -------------   -------------   -------------
                                                                                   Consolidated
                                                                                    (including
                                                                                     Banco del
                                                                                    Tucuman and
                                                                    Banco Macro        Nuevo
                                                   Consolidated     stand-alone    Banco Bisel)
                                                   -------------   -------------   -------------
                                                        (in thousands of pesos) (unaudited)
Financial income .............................           532,002         722,428         790,214
Financial expenses ...........................          (227,518)       (249,818)       (268,684)
                                                   -------------   -------------   -------------
Gross intermediation margin ..................           304,484         472,610         521,530
Provision for loan losses ....................           (57,040)        (38,326)        (42,386)
Service charge income .......................            217,632         283,302         309,931
Service charge expenses ......................           (42,376)        (61,161)        (65,173)
Administrative expenses ......................          (315,112)       (399,066)       (442,324)
Net other income .............................            91,161          66,473          44,029
                                                   -------------   -------------   -------------
Income before income tax .....................           198,749         323,832         325,607
Income tax ...................................           (11,429)        (46,570)        (46,570)
                                                   -------------   -------------   -------------
Net Income ...................................           187,320         277,262         279,037
Loss on Minority Interests in Subsidiaries ...               (15)            (24)         (1,799)
                                                   -------------   -------------   -------------
Consolidated Income ..........................           187,305         277,238         277,238
                                                   =============   =============   =============

FINANCIAL INCOME

Our financial income on a stand-alone basis increased 36%, or Ps.190 million, during the nine-month period ended September 30, 2006 as compared to the corresponding period ended in 2005. When Banco del Tucuman and Nuevo Banco Bisel are consolidated, our financial income increased 49%, or Ps.258 million, during the nine-month period ended September 30, 2006 as compared to the corresponding period ended in 2005. The components of our financial income during the nine-month periods ended September 30, 2006 and 2005 were as follows:

                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                  ---------------------------------------------
                                                                      2005            2006            2006
                                                                  -------------   -------------   -------------
                                                                                                  Consolidated
                                                                                                   (including
                                                                                                    Banco del
                                                                                                   Tucuman and
                                                                                   Banco Macro        Nuevo
                                                                  Consolidated     stand-alone    Banco Bisel)
                                                                  -------------   -------------   -------------
                                                                       (in thousands of pesos) (unaudited)
Interest on cash and due from banks ...........................           5,481           8,319           8,396
Interest on loans to the financial sector .....................           4,305           8,943          10,467
Interest on overdrafts ........................................          39,015          69,128          76,930
Interest on mortgage loans ....................................          20,013          31,806          33,279
Interest on pledged loans (1) .................................          18,499          29,285          30,516
Interest on credit card loans .................................          13,520          19,578          20,713
Interest on documents (2) .....................................          22,136          30,710          35,081
Interest on other loans (3) ...................................          85,283         154,802         171,494
Interest on other receivables from financial intermediation ...          11,026          10,418          10,910
Net income from government and private securities .............          92,515         200,804         226,479
Net gain from options .........................................               0             649             649
Indexation by benchmark stabilization coefficient CER (4) .....         155,582          59,884          62,752
Indexation by salary variation coefficient (C.V.S.) ...........             968           1,170           1,172
Income from guaranteed loans - Decree 1,387/01 (5) ............          21,933          19,729          20,947
Other (6) .....................................................          41,726          77,203          80,429
                                                                  -------------   -------------   -------------
Total financial income ........................................         532,002         722,428         790,214
                                                                  =============   =============   =============

----------
(1)  Includes primarily secured car loans.
(2)  Includes factoring, check cashing advances and loans with promissory notes.
(3) Includes interest primarily on commercial loans not classified under prior headings.
(4)  Includes CER accrued for all assets subject to adjustment by CER.
(5) Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(6) Principally foreign exchange gains from our net asset position in U.S. dollars.

The increase in our financial income reflected primarily increases in income from government and private securities and interest on loans. Also in this period we had a one-time gain of Ps.8 million, relating to our sale of an interest in the Puerto Madero Siete trust. Income from government and private securities increased on a stand-alone basis 117%, or Ps.108 million, with an important growth in gains from LEBACs/NOBACs (90%, or Ps.93 million, greater than the same period in 2005). On a consolidated basis, income from government and private securities increased 145%, or Ps.134 million.

Interest on loans increased on a stand-alone basis 70%, or Ps.142 million, during the nine months ended September 30, 2006 as compared to the corresponding period ended in 2005 due to a higher volume of loans. Interest on loans attributable to Banco del Tucuman and Nuevo Banco Bisel was Ps.34 million, so that on a consolidated basis, interest on loans increased 87%, or Ps.175 million, as compared the same period in 2005. We experienced high rates of organic growth as loans to the private sector increased 127% as of September 30, 2006 as compared to the level as of September 30, 2005. The main drivers of this income growth have been medium-term structured loans for our corporate customers recorded in "Other Loans," which grew 101% as compared to the corresponding period in 2005, followed by overdrafts which grew 97%.

Indexation by CER fell 60%, or Ps.93 million, on a consolidated basis during the nine months ended September 30, 2006 as compared to the corresponding period in 2005, mainly due to the fact that secured bonds have been marked to market since January 2006 and the decreasing volume of loans and bonds subject to CER adjustment (guaranteed loans and secured bonds). Additionally, inflation for the nine-months ended September 30, 2006 was lower than the same period in 2005.

On a stand-alone basis, our other income increased 85%, or Ps.35 million, during the nine months ended September 30, 2006 as compared to the corresponding period ended in 2005. On a consolidated basis, our other income increased 93%, or Ps.39 million, during the nine months ended September 30, 2006 as compared to the corresponding period ended in 2005. This increase is principally due to foreign exchange differences arising from our long position in U.S. dollars and the higher volume of foreign exchange trading and income from leasing activity.

FINANCIAL EXPENSES

On a stand-alone basis, our financial expenses increased 10%, or Ps.22 million, during the nine months ended September 30, 2006 as compared to the corresponding period ended in 2005. The composition of financial expenses changed substantially, due to a sharp increase in interest rates and a decrease in indexation by CER. On a consolidated basis, our financial expenses increased 18%, or Ps.41 million, during the nine months ended September 30, 2006 as compared to the corresponding period ended in 2005. The components of our financial expenses during the nine-month periods ended September 30, 2006 and 2005 were as follows:

                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                  ---------------------------------------------
                                                                      2005            2006            2006
                                                                  -------------   -------------   -------------
                                                                                                  Consolidated
                                                                                                   (including
                                                                                                    Banco del
                                                                                                   Tucuman and
                                                                                   Banco Macro        Nuevo
                                                                  Consolidated     stand-alone    Banco Bisel)
                                                                  -------------   -------------   -------------
                                                                       (in thousands of pesos) (unaudited)
Interest on checking accounts .................................           1,964           4,456           4,815
Interest on savings accounts ..................................           3,080           4,429           4,709
Interest on certificates of deposit ...........................          73,017         145,246         155,758
Interest on financing from the financial sector ...............             593             512             512
Interest on other liabilities from financial
 intermediation (1) ...........................................          11,088          10,983          11,008
Other interest (2) ............................................           9,562           9,491          10,322
Net loss from options .........................................             659               0               0
Indexation by CER (3) .........................................          92,837          39,042          42,272
Other (4) .....................................................          34,718          35,659          39,288
                                                                  -------------   -------------   -------------
Total financial expenses ......................................         227,518         249,818         268,684
                                                                  =============   =============   =============

----------
(1) Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank.
(2)  Includes subordinated corporate bonds issued by us.
(3)  Includes CER accrued for all the liabilities subject to adjustment by CER.
(4)  Includes deposits in the form of government securities and CEDROs.

On a stand-alone basis, interest on deposits increased 97%, or Ps.76 million, as compared to the corresponding period of 2005 and on a consolidated basis, increased 112%, or Ps.87 million. The increase was primarily as a result of two factors: (1) interest rates on certificates of deposit that increased from 5% as of September 30, 2005 to above 8% as of September 30, 2006, in line with the increase in interest rates in the financial system as a whole in accordance with the monetary policy of the Central Bank and (2) increasing of deposits, which grew 51% on a consolidated basis from 2005 to 2006.

On a stand-alone basis, indexation by CER decreased 58%, or Ps.54 million, during the nine months ended September 30, 2006 as compared to the corresponding period in 2005, mainly as a result of the decrease in our of deposits adjusted by CER, which fell 74% as compared to the level as of September 30, 2005. On a consolidated basis, indexation by CER decreased 54%, or Ps.51 million, during the nine months ended September 30, 2006 as compared to the corresponding period in 2005.

PROVISION FOR LOAN LOSSES

On a stand-alone basis, provisions for loan losses decreased 33%, or Ps.19 million, for the nine months ended September 30, 2006 as compared to the corresponding period in 2005. The ongoing growth of the economy and the improvements of debtor profiles resulted in us adopting lower provisions. On a consolidated basis, provisions for loan losses decreased 26%, or Ps.15 million, for the nine months ended September 30, 2006 as compared to the corresponding period in 2005.

SERVICE CHARGE INCOME

The following table provides a breakdown of our service charge income by category for the nine months ended September 30, 2006 and 2005:

                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                  ---------------------------------------------
                                                                      2005            2006            2006
                                                                  -------------   -------------   -------------
                                                                                                  Consolidated
                                                                                                   (including
                                                                                                    Banco del
                                                                                                   Tucuman and
                                                                                   Banco Macro        Nuevo
                                                                  Consolidated     stand-alone    Banco Bisel)
                                                                  -------------   -------------   -------------
                                                                       (in thousands of pesos) (unaudited)
Related to lending transactions ...............................          13,660          20,745          21,689
Related to deposits ...........................................         144,101         180,499         201,922
Other fees ....................................................           9,572          15,280          15,618
Other (1) .....................................................          50,299          66,778          70,702
                                                                  -------------   -------------   -------------
Total service charge income ...................................         217,632         283,302         309,931
                                                                  =============   =============   =============

----------
(1)  Primarily credit card and debit card fees.

On a stand-alone basis, service charge income increased 30%, or Ps.66 million, during the nine months ended September 30, 2006 as compared to the corresponding period in 2005, mainly due to an increase in the volume of our operations.

On a consolidated basis, service charge income increased 42%, or Ps.92 million, during the nine months ended September 30, 2006 as compared to the corresponding period in 2005. The main drivers of the increase were a 40% increase in commissions related to deposits, a 63% increase in other fees, a 38% increase in debit and credit card fees and a 59% increase in other credit-related fees.

SERVICE CHARGE EXPENSES

                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                  ---------------------------------------------
                                                                      2005            2006            2006
                                                                  -------------   -------------   -------------
                                                                                                  Consolidated
                                                                                                   (including
                                                                                                    Banco del
                                                                                                   Tucuman and
                                                                                   Banco Macro        Nuevo
                                                                  Consolidated     stand-alone    Banco Bisel)
                                                                  -------------   -------------   -------------
                                                                       (in thousands of pesos) (unaudited)
Fees ..........................................................          22,064          30,768          32,369
Other .........................................................          20,312          30,393          32,804
                                                                  -------------   -------------   -------------
Total service charge expenses .................................          42,376          61,161          65,173
                                                                  =============   =============   =============

On a stand-alone basis, service charge expenses increased 44%, or Ps.19 million, during the nine months ended September 30, 2006 as compared to the corresponding period in 2005, also due to an increase in the volume of our operations. On a consolidated basis expenses increased 54% or Ps.23 million. The primary component of service charge expense is credit and debit card processing fees (which increased 48%) and other service fees (which increased 62%). Commissions accounted for 80% and 79% of our service charge expenses for the periods ended September 30, 2006 and 2005, respectively, while taxes accounted for the remainder.

ADMINISTRATIVE EXPENSES

                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                  ---------------------------------------------
                                                                      2005            2006            2006
                                                                  -------------   -------------   -------------
                                                                                                  Consolidated
                                                                                                   (including
                                                                                                    Banco del
                                                                                                   Tucuman and
                                                                                   Banco Macro        Nuevo
                                                                  Consolidated     stand-alone    Banco Bisel)
                                                                  -------------   -------------   -------------
                                                                       (in thousands of pesos) (unaudited)
Personnel expenses ............................................         179,528         234,535         264,380
Directors' and statutory auditors' fees .......................          12,249          10,754          11,320
Other professional fees .......................................          16,961          27,468          28,151
Advertising and publicity .....................................          14,054          20,786          21,924
Taxes .........................................................           4,598           4,589           5,813
Other administrative expenses (1) .............................          77,116          88,531          97,791
Other .........................................................          10,606          12,403          12,945
                                                                  -------------   -------------   -------------
Total administrative expenses .................................         315,112         399,066         442,324
                                                                  =============   =============   =============

----------
(1)  Depreciation, amortization and other general expenses.

On a consolidated basis, our administrative expenses increased 40%, or Ps.127 million, during the nine months ended September 30, 2006 as compared to the corresponding period in 2005 and this increase primarily reflects our increased personnel expenses. The 47% increase in personnel expenses is attributed to salary adjustments and the increase in the number of employees as a result of the recent integration of Banco Empresario de Tucuman, Banco del Tucuman, and Nuevo Banco Bisel. Our other administrative expenses increased 27% mainly due to the increased number of branches associated with the integration of Banco Empresario de Tucuman, Banco del Tucuman and Nuevo Banco Bisel.

NET OTHER INCOME

On a consolidated basis, our net other income decreased 52%, or Ps.47 million, as a result of two main factors: a decrease in other income of Ps.17 million (during the nine months ended September 30, 2005, we had a Ps.20 million non-recurring gain by Nuevo Banco Suquia relating to the reversal of a provision of a loan to the city of Cordoba) and an increase in other expenses of Ps.30 million (during the nine months ended September 30, 2006, we had a non-recurring loss of Ps.13 million related to our offering of American Depositary Shares ("ADS")).

INCOME TAX

During the nine months ended September 30, 2006, we accrued income tax of Ps.47 million, compared to the Ps.11 million recorded as of September 30, 2005, an increase of 307%. Based on Decree (1,035/06) dated August 14, 2006, which stated that pesification and CER-adjustments on guaranteed loans should be treated on an accrual basis, and considering that during the prior year the computable net operating loss was used, the Bank and its subsidiaries included a higher income tax provision in the third quarter of 2006.

SIX MONTHS ENDED JUNE 30, 2006 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2005

The following table sets forth certain components of our income statement for the six-month periods ended June 30, 2005 and 2006:

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                   ------------------------------
AMOUNTS IN ACCORDANCE WITH CENTRAL BANK RULES                          2005             2006
----------------------------------------------------------------   -------------    -------------
                                                                      (in thousands of pesos)
                                                                            (unaudited)
Financial income ...............................................         338,221          472,309
Financial expenses .............................................        (155,988)        (162,203)
                                                                   -------------    -------------
Gross intermediation margin ....................................         182,233          310,106
Provision for loan losses ......................................         (34,479)         (21,950)
Service charge income ..........................................         140,536          186,983
Service charge expenses ........................................         (27,874)         (39,415)
Administrative expenses ........................................        (205,019)        (273,636)
Net other income ...............................................          67,146           28,861
                                                                   -------------    -------------
Income before income tax .......................................         122,543          190,949
Income tax .....................................................            (649)         (19,120)
Net Income .....................................................         121,894          171,829
                                                                   -------------    -------------
Loss on Minority Interests in Subsidiaries .....................              (8)            (299)
                                                                   -------------    -------------
Consolidated Income ............................................         121,886          171,530
                                                                   =============    =============

FINANCIAL INCOME

Our financial income increased 40% during the six-month period ended June 30, 2006 as compared to the corresponding period ended in 2005. The components of our financial income during the six-month periods ended June 30, 2006 and 2005 were as follows:

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                   ------------------------------
                                                                       2005             2006
                                                                   -------------    -------------
                                                                      (in thousands of pesos)
                                                                            (unaudited)
Interest on cash and due from banks ............................           3,356            4,700
Interest on loans to the financial sector ......................           2,767            6,927
Interest on overdrafts .........................................          25,023           39,959
Interest on mortgage loans .....................................          12,544           20,366
Interest on pledged loans(1) ...................................          11,789           19,005
Interest on credit card loans ..................................           8,204           12,221
Interest on documents(2) .......................................          14,412           19,664
Interest on other loans(3) .....................................          55,068          101,774
Interest on other receivables from financial intermediation ....           6,955            6,719
Net income from government and private securities ..............          49,123          127,158
Net loss from options ..........................................               -               97
Indexation by benchmark stabilization coefficient CER(4) .......         106,043           47,875
Indexation by salary variation coefficient (C.V.S.) ............             590              743
Income from guaranteed loans - Decree 1,387/01(5) ..............          15,612           13,144
Other(6) .......................................................          26,735           51,957
                                                                   -------------    -------------
Total financial income .........................................         338,221          472,309
                                                                   =============    =============

----------
(1)  Includes primarily secured car loans.
(2)  Includes factoring, check cashing advances and loans with promissory notes.
(3) Includes interest primarily on commercial loans not classified under prior headings.
(4)  Includes CER accrued for all assets subject to adjustment by CER.
(5) Includes loans to the Argentine government that were issued in exchange for federal and provincial government bonds.
(6) Principally foreign exchange gains from our net asset position in U.S. dollars.

The increase in our financial income reflected primarily increases in income from government and private securities and interest on loans. Income from government and private securities increased 159%, with an improvement in returns of LEBACs/NOBACs (246% greater than the same period in 2005) associated with securities portfolio growth and the higher interest rates of these securities.

Interest on loans increased 69% during the six months ended June 30, 2006 as compared to the corresponding period ended in 2005 due to a higher volume of loans to the private sector. We experienced high rates of organic growth as loans to the private sector increased 74% as of June 30, 2006 as compared to the level as of June 30, 2005. The main drivers of this income growth have been medium-term structured loans for our corporate customers recorded in "Other," which grew 85% as compared to the corresponding period in 2005, followed by mortgage loans, pledged loans and overdrafts which grew 62%, 61% and 60%, respectively.

Indexation by CER fell 55% during the six months ended June 30, 2006 as compared to the corresponding period in 2005, mainly due to the fact that secured bonds have been marked to market since January 2006 and the decreasing number of loans subject to CER adjustment (guaranteed loans). Additionally, inflation for the period ended June 30, 2006 was lower than the same period in 2005.

Our other income increased 94% during the six months ended June 30, 2006 as compared to the corresponding period ended in 2005, principally due to foreign exchange differences arising from our long position in U.S. dollars and the higher volume of foreign exchange trading and income from leasing activity, which grew 152% as compared to the six months ended June 30, 2005.

FINANCIAL EXPENSES

Our financial expenses remained relatively stable during the six months ended June 30, 2006 as compared to the corresponding period ended in 2005, increasing only 4%. The components of our financial expenses during the six-month periods ended June 30, 2006 and 2005 were as follows:

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                   ------------------------------
                                                                       2005             2006
                                                                   -------------    -------------
                                                                      (in thousands of pesos)
                                                                            (unaudited)
Interest on checking accounts ..................................           1,284            2,167
Interest on savings accounts ...................................           1,949            3,033
Interest on certificates of deposit ............................          44,428           85,440
Interest on financing from the financial sector ................             273              143
Interest on other liabilities from financial intermediation(1) .           8,265            6,921
Other interest(2) ..............................................           6,586            6,044
Net income from options ........................................             374                0
Indexation by CER(3) ...........................................          67,044           33,354
Other(4) .......................................................          25,785           25,101
                                                                   -------------    -------------
Total financial expenses .......................................         155,988          162,203
                                                                   =============    =============

----------
(1) Includes lines of credit from other banks, repurchase agreements and liquidity assistance from the Central Bank.
(2)  Includes subordinated corporate bonds issued by us.
(3)  Includes CER accrued for all the liabilities subject to adjustment by CER.
(4)  Includes deposits in the form of government securities and CEDROs.

Interest on deposits increased 90% as compared to the corresponding period of 2005 primarily as a result of two factors: (1) interest rates on certificates of deposit that increased from 4.5% as of June 30, 2005 to above 7% as of June 30, 2006, in line with the increase in interest rates in the financial system as a whole and (2) increasing volume of deposits, which grew 26% from 2005 to 2006.

Indexation by CER decreased 50% during the six months ended June 30, 2006 as compared to the corresponding period in 2005, mainly as a result of the decrease in our volume of deposits adjusted by CER, which fell 62% as compared to the level as of June 30, 2005 (excluding Banco del Tucuman).

PROVISION FOR LOAN LOSSES

Provisions for loan losses decreased 36% for the six months ended June 30, 2006 as compared to the corresponding period in 2005. The ongoing growth of the economy and the improvements of debtor profiles resulted in us adopting lower provisions.

SERVICE CHARGE INCOME

The following table provides a breakdown of our service charge income by category for the six months ended June 30, 2006 and 2005:

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                   ------------------------------
                                                                       2005             2006
                                                                   -------------    -------------
                                                                      (in thousands of pesos)
                                                                            (unaudited)
Related to lending transactions ................................           8,218           13,486
Related to deposits ............................................          93,484          121,142
Other fees .....................................................           6,340            8,058
Other(1) .......................................................          32,494           44,297
                                                                   -------------    -------------
Total service charge income ....................................         140,536          186,983
                                                                   =============    =============

----------
(1)  Primarily credit card and debit card fees.

Service charge income increased 33% during the six months ended June 30, 2006 as compared to the corresponding period in 2005, mainly due to an increase in the volume of our operations. The main drivers of the increase were a 29% increase in debit and credit card fees and a 64% increase in other credit-related fees.

SERVICE CHARGE EXPENSES

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                   ------------------------------
                                                                       2005             2006
                                                                   -------------    -------------
                                                                      (in thousands of pesos)
                                                                            (unaudited)
Fees ...........................................................          14,553           19,997
Other ..........................................................          13,321           19,418
                                                                   -------------    -------------
Total service charge expenses ..................................          27,874           39,415
                                                                   =============    =============

Service charge expenses increased 41% during the six months ended June 30, 2006 as compared to the corresponding period in 2005, also due to an increase in the volume of our operations. The primary component of service charge expense is credit and debit card processing fees and other service fees.

ADMINISTRATIVE EXPENSES

                                                                     SIX MONTHS ENDED JUNE 30,
                                                                   ------------------------------
                                                                       2005             2006
                                                                   -------------    -------------
                                                                      (in thousands of pesos)
                                                                            (unaudited)
Personnel expenses .............................................         116,553          161,392
Directors' and statutory auditors' fees ........................          10,627            8,818
Other professional fees ........................................          10,046           18,030
Advertising and publicity ......................................           6,852           12,698
Taxes ..........................................................           3,707            3,958
Other administrative expenses(1) ...............................          50,694           60,112
Other ..........................................................           6,540            8,628
                                                                   -------------    -------------
Total administrative expenses ..................................         205,019          273,636
                                                                   =============    =============

----------
(1)  Depreciation, amortization and other general expenses.

Our administrative expenses increased 33% during the six months ended June 30, 2006 as compared to the corresponding period in 2005 and this increase primarily reflects our increased personnel expenses. This increase in personnel expenses is attributed to salary adjustments and the increase in the number of employees as a result of the recent integration of Banco Empresario de Tucuman and Banco del Tucuman.

Advertising and publicity expenses also increased 85% as a result of an aggressive strategy to expand our market share and the launch of the new Banco Macro brand. Our other professional fees increased 79% due to the public listing on the NYSE of our Class B shares in the form of ADSs. Our other administrative expenses increased 19% mainly due to the increased number of branches associated with the integration of Banco Empresario de Tucuman and Banco del Tucuman.

NET OTHER INCOME

Our net other income decreased 57% (Ps.38 million) as a result of two main factors: (1) during the six months ended June 30, 2005 we had a non-recurring gain of Ps.20 million (Nuevo Banco Suquia had a gain of Ps.20 million on the reversal of a provision in respect of an exchange for secured bonds from the city of Cordoba) and (2) during the six months ended June 30, 2006 we had a non-recurring loss of Ps.13 million related to our offering of ADSs.

INCOME TAX

During the six months ended June 30, 2006, we accrued income tax of Ps.19 million, compared to the Ps.0.6 million recorded as of June 30, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  November 28, 2006

                                                        MACRO BANK INC.


                                                        By:    /s/ Luis Cerolini
                                                               -----------------
                                                        Name:  Luis Cerolini
                                                        Title: Attorney-in-fact